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                              July 15, 2022

       Dean Y. Shigemura
       Vice Chair, Chief Financial Officer and Principal Accounting Officer Bank of Hawaii Corporation
       130 Merchant Street
       Honolulu, Hawaii 96813

                                                        Re: Bank of Hawaii
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-06887

       Dear Mr. Shigemura:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Reserve for Credit Losses, page 21

   1. You disclose that your estimate of expected credit losses on loans and leases is based on relevant information
about past events, current conditions, and reasonable and supportable forecasts that affect
the collectability of the reported amounts. You also disclose that your reserve for unfunded
commitments is determined by estimating future draws and applying the expected loss rates
on those draws. Please provide us proposed revised disclosure to be included in future
filings that:
                                                            Identifies the key
quantitative inputs used in your estimate of the allowance for credit losses and
reserve for unfunded commitments;
                                                            Indicates and
quantifies how these key quantitative inputs changed from period to period;
 Dean Y. Shigemura
Bank of Hawaii Corporation
July 15, 2022
Page 2
                Quantifies the qualitative component of your estimate and how it interacts with the quantitative component during the period; and
             Provides a sensitivity analysis of the impact on the current estimate of reasonably likely changes in the key quantitative inputs.
         To the extent appropriate, consider integrating your discussion of the Hawaiian economy disclosed on page 23 and your outlook as presented and discussed on slides 3 through 5 of your earnings call for the fourth quarter of 2021 held on January 24, 2022 into your response and future disclosures. See Item 303(b)(3) of Regulation S-K.

Loans and Leases, page 33

2. Please represent to us that, in future filings, you will provide the maturity disclosures, including providing an over 15 year category, if appropriate for each loan category presented in your financial statements as required by Item 1404(a) of Regulation S-K.
         Otherwise, tell us why it is appropriate to include this information for only your
         Commercial and Industrial loans and leases and your Construction loans and leases as presented in Table 10 on page 35.
3. We note that you provide aggregated fixed rate versus variable rate information for the loan categories presented in Table 10. Please represent to us that, in future filings, you will provide this disclosure for each category of loans presented in your financial statements as required by Item 1404(b) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at
202-551-
3474 with any questions.



FirstName LastNameDean Y. Shigemura                             Sincerely,
Comapany NameBank of Hawaii Corporation
                                                                Division of
Corporation Finance
July 15, 2022 Page 2                                            Office of
Finance
FirstName LastName